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                                                              September 15, 2006


VIA EDGAR AND FACSIMILE

Martin F. James
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

         Re:      Sun Motor International Inc.
                  Form 10-K for the fiscal year ended March 31, 2006 Filed July 13, 2006 File No. 0-07919

Dear Mr. James:

         On behalf of Sun Motor International, Inc. (the "Company") we hereby respond to your letter of September 1, 2006 to Simon Shi regarding the above.

Form 10-K as of March 31, 2006

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations, page 16

Liquidity and Capital Resources, page 17

1. We note that as of March 31, 2006, you have current maturities of bank borrowings of $13.5 million. In fiscal 2006, you generated $1.0 million of positive cash flows from operations. Beginning with your Form 10-Q for the quarter ended September 30, 2006, revise this disclosure in future filings to discuss how you intend to fund the repayment of the outstanding bank borrowings. Discuss the impact that the significant outstanding bank borrowings have had or may have on your ability to raise additional funds in the future. Please also provide this information to us in your response.

Response

         The Company will continue to repay its outstanding bank borrowings from its cash flow, the restructuring of the bank borrowings and/or new financings (debt, equity or a combination thereof). The Company does not believe that the bank debt has prevented the Company from raising additional funds. The Company will revise its future disclosures to reflect the foregoing.


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Disclosures About Contractual Obligations and Contractual Commitments, page 18

2. We note from your disclosures in Notes 11, 12 and 22(i) to the financial statements that you have various debt, capital lease and operating lease obligations. Please revise future filings to disclose all information required by Item 303(a)(5) of Regulation S-K, including long-term debt obligations, capital lease obligations and operating lease obligations.

Response

         Your comment is noted and the disclosure will be reflected in future filings.

Exhibits 31.1 and 31.2

3. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please note this comment also applies to your Form 10-Q for the quarter ended June 30, 2006.

Response

         The Company is concurrently filing amendments to its Form 10-K and Form 10-Q to reflect the technical corrections to the certifications.

         Please address any additional comments or questions to the undersigned or our counsel, David Ficksman, 310 789 1290 (facsimile 310 789 1490).

                                                      Sincerely,

                                                      /s/
                                                      Patrick Lim
                                                      Chief Financial Officer